Exhibit 44


                              [AMP Letterhead]


 September 14, 1998

 Fellow AMP employees:

 Once again, I want to update you on the status of AlliedSignal's hostile bid and also, more importantly, on how you can help fight it.

 Earlier today, AlliedSignal announced the extension of its unsolicited tender offer until September 25, 1998, and that it was amending the offer to turn it into a partial, pro rated offer for 18% of AMP's shares, which it hopes to purchase by October 15, 1998. AlliedSignal then would resume its effort to acquire the remaining AMP shares. AlliedSignal also announced that it intends to solicit consents in support of a new proposal designed to remove from AMP's Board any authority with respect to the Rights Plan. BOTH OF THESE TACTICS ARE PART OF ALLIEDSIGNAL'S CONTINUING EFFORT TO END-RUN THE PROTECTIVE FEATURES OF PENNSYLVANIA LAW AND THE RIGHTS PLAN, AND SHOULD BE VIEWED AS PART OF THE EXPECTED BATTERY OF MOVES AND COUNTER-MOVES IN HOSTILE TAKEOVER SITUATIONS. After reviewing AlliedSignal's public filings regarding these matters, AMP will respond in an appropriate manner.

 AlliedSignal also announced that 72% of the outstanding shares of AMP were tendered as of September 11, the initial deadline for its tender offer. AlliedSignal is now claiming that the results show some kind of "referendum" on its offer. WE STRONGLY DISAGREE.

 In fact, the results are not surprising given that AMP shareholders were fully aware that no shares could have been purchased on September 11 under AlliedSignal's offer. And, despite its comments to the contrary, AlliedSignal also recognizes that these tenders do not translate into shareholder support for either its bid or its consent solicitation. In fact, an agent of AlliedSignal recently sent a letter to institutional shareholders saying that, "if you tender your shares and wish to withdraw them at a later time the withdrawal process is very straightforward and a withdrawal can be effected within hours." That letter also stated:
 "Tendering shares does not commit you to voting for AlliedSignal on the consent solicitation."

 The real message of the tender results is that AMP shareholders want value -- and that's what we are delivering through our profit improvement plan. AlliedSignal is trying to capture that value for ALLIEDSIGNAL'S shareholders by buying AMP at a bargain price. Your Board has determined that the AlliedSignal offer is inadequate and does not reflect the true value of AMP.

 Over the past few weeks, we have been very busy. Through ads, media interviews, and many meetings with investors, political leaders, and others, we have been telling everyone about the Company's value and about what all AMP associates have worked so hard to achieve.

 Last week, I visited with a number of our largest shareholders. For the first time, I was able to show them the details of our plan to successfully and rapidly get AMP back on the right track. My message was simple: AMP's Profit Improvement Plan will deliver more value than AlliedSignal's opportunistic offer. They appreciated hearing our side of the story.

 Our job at AMP is to turn those shareholders who are doubters into believers. How we perform is much more convincing that what we promise. And YOUR actions speak much louder than MY words. Your actions should follow four principles: Focus, Accountability, Simplicity, and Timeliness. These "FAST Principles" are working already. By focusing on cost reduction, by holding ourselves accountable, by simplifying how we serve customers, and by stressing urgency, the momentum for success is growing rapidly throughout AMP. Consequently, the results of our profit improvement plan are ahead of schedule. The Plan should generate an operating margin of 13.5% in 1999 with an earnings per share of at least $2.30. In the year 2000, our operating margin should be 16.5% with an earnings per share of at least $3.00.

 Also, we have been accelerating our profit improvement plan by streamlining and consolidating operations worldwide. Included in our actions have been the phasing out of our Harlow facility in Great Britain and the reduction of various operations and functions in Asia/Pacific, which you will hear about over the next few weeks. In addition, we are exploring options that would boost AMP's value further in the nearer term.

 Finally, I want to say thank you to those of you who took the voluntary early retirement program. All of us applaud your years of commitment, your hard work, your ideas, and your love for this Company. I want to thank you on behalf of your associates and on behalf of all those who will benefit in the future from your many contributions to AMP.

 I have received hundreds of personal messages of support from you, as well as from shareholders, customers, suppliers, and political and community leaders. I very much appreciate that encouragement. Please be assured that I and your management will remain focused on protecting the interests of AMP and its employees, shareholders, customers, and our communities.
 We are committed to communicating with you as frequently as possible. As always, we appreciate your hard work and continued support.


 Sincerely

 /s/ Robert Ripp
 Robert Ripp
 Chairman and CEO


 Because AlliedSignal has stated that it will initiate a consent solicitation, the participant information below is required under Securities and Exchange Commission rules:

 AMP and certain other persons named below may be deemed to be participants in the solicitation of revocations of consents in response to AlliedSignal's consent solicitation. The participants in this solicitation may include the directors of AMP (Ralph D. DeNunzio, Barbara H. Franklin, Joseph M. Hixon III, William J. Hudson, Jr., Joseph M. Magliochetti, Harold
 A. McInnes, Jerome J. Meyer, John C. Morley, Robert Ripp, Paul G. Schloemer and Takeo Shiina); the following executive officers of AMP: Robert Ripp (Chairman and Chief Executive Officer), William J. Hudson (Vice Chairman), James E. Marley (former Chairman), William S. Urkiel (Corporate Vice President and Chief Financial Officer), Herbert M. Cole (Senior Vice President for Operations), Juergen W. Gromer (Senior Vice President, Global Industry Businesses), Richard P. Clark (Divisional Vice President, Global Wireless Products Group), Thomas DiClemente (Corporate Vice President and President, Europe, Middle East, Africa), Rudolf Gassner (Corporate Vice President and President, Global Personal Computer Division), Charles W. Goonrey (Corporate Vice President and General Legal Counsel), John E. Gurski (Corporate Vice President and President, Global Value-Added Operations and President, Global Operations Division), David F. Henschel (Corporate Secretary), John H. Kegel (Corporate Vice President, Asia/Pacific), Mark E. Lang (Corporate Controller), Philippe Lemaitre (Corporate Vice President and Chief Technology Officer), Joseph C. Overbaugh (Corporate Treasurer), Nazario Proietto (Corporate Vice President and President, Global Consumer, Industrial and Power Technology Division); and the following other members of management and employees of AMP: Richard Skaare (Director, Corporate Communication), Douglas Wilburne (Director, Investor Relations), Mary Rakoczy (Manager, Shareholder Services), Dorothy
 J. Hiller (Assistant Manager, Shareholder Services) and Melissa E. Witsil (Communications Assistant). As of the date of this communication, none of the foregoing participants individually beneficially own in excess of 1% of AMP's common stock or in the aggregate in excess of 2% of AMP's common stock.

 AMP has retained Credit Suisse First Boston Corporation ("CSFB") and Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to act as its financial advisors in connection with the AlliedSignal Offer, for which CSFB and DLJ will receive customary fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, AMP has agreed to indemnify CSFB, DLJ and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of their engagement. CSFB and DLJ are investment banking firms that provide a full range of financial services for institutional and individual clients. Neither CSFB nor DLJ admits that it or any of its directors, officers or employees is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation, or that Schedule 14A requires the disclosure of certain information concerning either CSFB or DLJ. In connection with CSFB's role as financial advisor to AMP, CSFB and the following investment banking employees of CSFB may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Alan Howard, Steven Koch, Scott Lindsay, and Lawrence Hamdan. In connection with DLJ's role as financial advisor to AMP, DLJ and the following investment banking employees of DLJ may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of AMP: Douglas V. Brown and Herald L. Ritch. In the normal course of its business, each of CSFB and DLJ regularly buys and sells securities issued by AMP for its own account and for the accounts of its customers, which transactions may result in CSFB, DLJ or the associates of either of them having a net "long" or net "short" position in AMP securities, or option contracts or other derivatives in or relating to such securities. As of September 1, 1998, DLJ held no shares of AMP common stock for its own account and CSFB had a net long position of 118,566 shares of AMP common stock.

 This letter contains certain "forward-looking" statements which AMP believes are within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The safe harbors intended to be created thereby are not available to statements made in connection with a tender offer and AMP is not aware of any judicial determination as to the applicability of such safe harbor to forward-looking statements made in proxy solicitation materials when there is a simultaneous tender offer. However, sharehold-ers should be aware that any such forward-looking statements should be considered as subject to the risks and uncertainties that exist in AMP's operations and business environment which could render actual outcomes and results materially different than predicted. For a description of some of the factors or uncertainties which could cause actual results to differ, reference is made to the section entitled "Cautionary Statements for Purposes of the 'Safe Harbor'" in AMP's Annual Report on Form 10-K for the year ended December 31, 1997. In addition, the realization of the benefits anticipated from the strategic initiatives will be dependent, in part, on management's ability to execute its business plans and to motivate properly the AMP employees, whose attention may have been distracted by AlliedSignal's tender offer and whose numbers will have been reduced as a result of these initiatives.